Exhibit 99.1

PRESS RELEASE

BROOKFIELD BUSINESS PARTNERS REPORTS
SECOND QUARTER 2016 RESULTS

Brookfield News, August 2, 2016 — Brookfield Business Partners (NYSE: BBU; TSX: BBU.UN) announced today financial results for the quarter ended June 30, 2016.

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2016	2015	2016	2015
Net (loss) income attributable to unitholders[1]	$(33)	$8	$(38)	$186
Company FFO[1,2]	$58	$41	$95	$83

Brookfield Business Partners (or “BBU”) generated Company Funds From Operations (“Company FFO”) totaling $58 million for the quarter compared with $41 million in 2015. Results benefitted from the increased contribution from our construction services segment, contribution from the acquisition of our Western Australia energy operations at the end of the second quarter in 2015 and realized gains from dispositions of a portion of our investment securities.

We reported a net loss attributable to unitholders for the quarter ending June 30, 2016 of $33 million compared to net income of $8 million for the quarter ending June 30, 2015, primarily due to an impairment taken at our graphite electrode manufacturing business related to a repositioning of the business that we had planned at the time we acquired it.

“We made significant progress on a number of operating initiatives during the quarter and generated strong Company FFO of $58 million” said Cyrus Madon, CEO of BBU. “We have a strong balance sheet with substantial liquidity and are well positioned to capitalize on a number of investment opportunities.”

Operational Update

The following table presents Company FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2016	2015	2016	2015
Company FFO by segment
Construction Services	$25	$17	$47	$44
Other Business Services	15	14	17	16
Energy	17	2	35	12
Other Industrial Operations	2	8	(3)	11
Corporate and Other	(1)	—	(1)	—
Company FFO[1,2]	$58	$41	$95	$83

Our construction services segment continued to perform strongly and generated Company FFO of $25 million during the quarter, compared to $17 million in the second quarter of 2015. We continue to expand our operations globally with 13 additional projects compared to the same period in 2015. During the second quarter of 2016, we signed over $1 billion of construction projects in Australia and the United Kingdom, including six residential and commercial developments, and one mixed-used project.

Our other business services segment generated Company FFO of $15 million during the quarter, compared to $14 million in the second quarter of 2015. The increase was primarily attributable to our facilities management operations where we benefitted from new contract wins from earlier in the year. Consistent with our growth strategy for the facilities management business, we signed agreements to acquire two businesses, one in Canada and the other in the U.S. While these acquisitions are relatively modest in size, they will assist to increase the scale, reach and efficiency of our operations and increase the value of our business.

Our energy segment generated Company FFO of $17 million for the quarter, compared to $2 million in the second quarter of 2015. The increase in our results was due to the contribution from our acquisition of our equity accounted oil and gas operations in Western Australia in June 2015. We substantially contracted our Australian oil and gas production at the time of the transaction and therefore were not significantly impacted by underlying oil and gas price weakness. In addition, we realized gains on the disposition of investments in energy related securities which we acquired earlier this year when capital markets experienced significant volatility. These increases were partially offset by lower performance from our Canadian energy operations due to a weak pricing environment.

Our other industrial segment delivered Company FFO for the quarter of $2 million, compared to $8 million in the second quarter of 2015. The decrease in Company FFO is due to a negative contribution from our graphite electrode manufacturing business and lower results from our metals and mining operations. Comparative results for 2015 do not include our graphite electrode operations as the acquisition was completed in August 2015. Results from this operation are currently below historical average as we made the acquisition at a low point in the business and industry cycle. The decrease in Company FFO was offset by gains realized on the sale of equity securities and an increase in the contribution from our bath and shower manufacturing operations as a result of new product sales and cost reductions.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.07 per unit, payable on September 30, 2016 to unitholders of record as at the close of business on August 31, 2016. This distribution will cover the period from June 20, 2016, the spin-off date of BBU, to September 30, 2016.

Additional Information

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at www.brookfieldbusinesspartners.com.

— ends —

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldbusinesspartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with $240 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfieldbusinesspartners.com or contact:

Media:	Investors:
Suzanne Fleming	Jennifer Ritchie
Tel: (212) 417-2421	Tel: (416) 956-5230
Email: suzanne.fleming@brookfield.com	Email: jennifer.ritchie@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ second quarter 2016 results as well as the Letter to Unitholders and Supplemental Information on Brookfield Business Partners’ website under the Investors section at www.brookfieldbusinesspartners.com.

The conference call can be accessed via webcast on August 2, 2016 at 11:00 a.m. Eastern Time at www.brookfieldbusinesspartners.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Password 0592#).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include,

but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This press release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

Notes:

(1) Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

(2) Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on pages 6 and 7 of this release.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2016	December 31, 2015

Assets
Cash and cash equivalents	$709	$354
Financial assets	606	409
Accounts receivable, net	1,799	1,635
Inventory and other assets	716	748
Property, plant and equipment	2,287	2,364
Deferred income tax assets	92	64
Intangible assets	426	445
Equity accounted investments	370	492
Goodwill	1,142	1,124
Total assets	$8,147	$7,635

Liabilities and equity in net assets
Liabilities
Accounts payable and other	$2,466	$2,375
Borrowings	2,058	2,074
Deferred income tax liabilities	90	102
Total liabilities	4,614	4,551

Equity in net assets
Equity attributable to unitholders[1]	2,119	1,787
Non-controlling interests	1,414	1,297
Total equity in net assets	3,533	3,084
Total liabilities and equity in net assets	$8,147	$7,635

Note:

(1) Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

Brookfield Business Partners L.P.

Consolidated Statements of Operating Results

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2016	2015	2016	2015

Revenues	$2,008	$1,630	$3,685	$2,776
Direct operating costs	(1,865)	(1,484)	(3,434)	(2,507)
General and administrative expenses	(64)	(48)	(126)	(89)
Depreciation and amortization expense	(76)	(61)	(148)	(114)
Interest expense	(23)	(10)	(47)	(20)
Equity accounted income, net	20	6	47	9
Impairment expense	(106)	—	(106)	—
Gain on acquisitions/dispositions	28	7	28	269
Other expenses, net	(21)	(14)	(31)	(18)
Income before income tax	(99)	26	(132)	306
Current income tax (expense) recovery
Current	(7)	(10)	(10)	(21)
Deferred	15	3	22	10
Net (loss)income	$(91)	$19	$(120)	$295
Attributable to:
Unitholders[1]	$(33)	$8	$(38)	$186
Non-controlling interests	$(58)	$11	$(82)	$109

Note:

(1) Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.

Statements of Company Funds from Operations

For the 3 months ended June 30, 2016 US$ million, unaudited	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,119	$482	$63	$344	$—	$2,008
Direct operating costs	(1,082)	(429)	(44)	(309)	(1)	(1,865)
General and administrative expenses	(10)	(26)	(4)	(24)	—	(64)
Equity accounted income	—	7	34	—	—	41
Realized disposition gain, net	—	—	19	9	—	28
Interest expense	(1)	(3)	(7)	(12)	—	(23)
Current income taxes	(1)	(4)	—	(2)	—	(7)
Company FFO attributable to non-controlling interest	—	(12)	(44)	(4)	—	(60)
Company FFO[1,2]	25	15	17	2	(1)	58
Depreciation and amortization						(76)
Impairment expense, net						(106)
Deferred income taxes						15
Other expense, net						(21)
Non-cash items attributable to equity accounted investments						(21)
Non-cash items attributable to non-controlling interest						118
Net loss attributable to unitholders[2]						$(33)

Notes:

(1)         The Statements of Company Funds from Operations above are prepared on a basis that is consistent with BBU’s Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 5 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

(2)         Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.

Statements of Company Funds from Operations

For the 6 months ended June 30, 2016 US$ million, unaudited	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$2,007	$933	$129	$616	$—	$3,685
Direct operating costs	(1,938)	(847)	(87)	(561)	(1)	(3,434)
General and administrative expenses	(20)	(50)	(8)	(48)	—	(126)
Equity accounted income	—	10	87	—	—	97
Realized disposition gain, net	—	—	19	9	—	28
Interest expense	(1)	(7)	(15)	(24)	—	(47)
Current income taxes	(1)	(6)	(1)	(2)	—	(10)
Company FFO attributable to non-controlling interest	—	(16)	(89)	7	—	(98)
Company FFO[1,2]	47	17	35	(3)	(1)	95
Depreciation and amortization						(148)
Impairment expense, net						(106)
Deferred income taxes						22
Other expense, net						(31)
Non-cash items attributable to equity accounted investments						(50)
Non-cash items attributable to non-controlling interest						180
Net loss attributable to unitholders[2]						$(38)

Notes:

(1)         The Statements of Company Funds from Operations above are prepared on a basis that is consistent with BBU’s Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 5 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

(2)         Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.